SEPARATION AGREEMENT

This Separation Agreement (the "Agreement") is made effective as of September 10, 2008, by and between Leiv Lea ("Executive") and Pharmacyclics, Inc. (the "Company").

RECITALS

A.   Executive serves as the Vice President, Finance and Administration and Chief Financial Officer and Secretary of the Company, and Executive has expressed his intention to terminate his employment with the Company, effective upon the Termination Date (as defined below).

B.   Executive and the Company wish to enter into this Agreement to set forth the terms and conditions related to Executive's termination of employment with the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties agree as follows:

1.   Termination Date. Executive acknowledges that his employment with the Company will end due to his voluntary resignation effective November 1, 2008 (the "Termination Date"). On the Termination Date, the Company shall pay Executive all accrued but unpaid salary, and all accrued and unused vacation earned through the Termination Date, subject to any applicable withholding required under federal, state or local law. Executive is entitled to these amounts regardless of whether Executive revokes this Agreement (as described in Section 6(e) below).

2.   Separation Payments and Benefits. The Company hereby agrees, subject to the execution hereof by both parties and Executive's continued service with the Company through the Termination Date, to provide Executive the severance benefits set forth below, provided that Executive does not revoke the Agreement as described in Section 6(e) below.

(a)   Severance Payments. The Company shall provide Executive with severance payments which in aggregate equal Executive's annual base salary of $267,883.00, which payments shall be made as follows: (i) a lump sum payment of $22,323.58 on the Company's first regular payroll date occurring in each of November 2008 and December 2008, and (ii) a lump sum payment of $223,235.84 on January 2, 2009.

(b)   Stock Options. As of the Termination Date, Executive shall become fully vested with respect to any previously unvested portion of any outstanding option to purchase shares of the Company's common stock which was previously granted to Executive (each, a "Stock Option"). In addition, as of the Termination Date, each Stock Option shall remain exercisable until the earlier of (i) the date occurring three years after the Termination Date, or (ii) the date on which the right to exercise the Stock Option would have expired had Executive continued to be employed by the Company for the full term of such Stock Option.

(c)   Healthcare. In the event that Executive elects, following the Termination Date, to receive continued coverage under the Company's medical and dental benefit plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") for himself and/or his eligible dependents, the Company shall pay the monthly COBRA premium for Executive for the twelve (12) month period following the Termination Date.

(d)   Taxes. Executive understands and agrees that all payments under this Agreement will be subject to any applicable withholding required under federal, state or local law.

3.   Transition Services. Executive agrees that upon reasonable request of the Company, during the period commencing on the Termination Date and ending on December 31, 2008, Executive shall cooperate with the Company in accomplishing a smooth and orderly transition of Executive's former job responsibilities to other employees of the Company. In this regard, Executive agrees to respond in a timely fashion to the questions which may reasonably be presented by the Company. Such cooperation and responses shall not entitle Employee to any additional compensation beyond the severance payments and benefits described above. In addition, any transition services requested by the Company pursuant to this Section 3 shall not unreasonably interfere with Executive's other gainful employment or efforts to secure gainful employment during such period and in no event shall the level of bona-fide services required by this Section 3 exceed 20% of the average level of bona-fide services performed by Executive during the 36-month period preceding the Termination Date.

4.   Full Payment. Executive acknowledges that the payment and arrangements herein shall constitute full and complete satisfaction of any and all amounts properly due and owing to Executive as a result of his employment with the Company and the termination thereof.

5.   General Release. In exchange for the severance payments and benefits provided for in Section 2, Executive releases and forever discharges the Company and each of its subsidiaries, affiliates, officers, directors, employees, and agents and all of their predecessors and successors ("Releasees") from any and all claims that legally can be released that Executive may have against the Releasees, whether known or unknown, arising out of Executive's employment with the Company or the termination of that employment. This waiver and release of claims is full and complete, and includes, without limitation, any claim of constructive discharge, harassment, or wrongful termination, any claims under Title VII of the 1964 Civil Rights Act, the Americans With Disabilities Act, the Age Discrimination in Employment Act, the Family and Medical Leave Act, the California Fair Employment and Housing Act, the California Family Rights Act, the Employee Retirement Income Security Act, the state and federal Worker Adjustment Retraining and Notification Acts, or any other applicable federal, state, or local law, rule, regulation or order, claims for breach of contract or covenant, whether express or implied, negligent or intentional infliction of emotional distress, misrepresentation, fraud, breach of statute or public policy, defamation, or any claims alleging tort or other wrongful conduct under common law, as well as any claim for additional compensation in any form, including salary, bonus or incentive compensation, sick leave benefits, vacation benefits, compensatory time, severance pay, or otherwise and all other

claims of any kind arising out of my employment, including claims for attorney's fees and costs. The matters that are the subject of the release referred to in this Section shall be referred to collectively as the "Released Matters".

Notwithstanding the foregoing, Executive does not release the following claims and rights: (a) Executive's rights under this Agreement; (b) any claims for unemployment compensation or any state disability insurance benefits pursuant to the terms of applicable state law; (c) Executive's right, if any, to indemnity pursuant to the California Labor Code; or (d) any other claims determined by law to be non-waivable.

6.   Acknowledgements Related to ADEA. Executive understands and acknowledges that:

(a)   This Agreement constitutes a voluntary waiver of any and all rights and claims he has against the Company as of the date of the execution of this Agreement, including rights or claims arising under the federal Age Discrimination in Employment Act, 29 U.S.C. 621, et seq.

(b)   He has waived rights or claims pursuant to this Agreement and in exchange for consideration, the value of which exceeds payment or remuneration to which Executive was already entitled.

(c)   He is hereby advised that he may consult with an attorney of his choosing concerning this Agreement prior to executing it.

(d)   He has been afforded a period of at least twenty one (21) days to consider the terms of this Agreement, and in the event he should decide to execute this Agreement in fewer than twenty one (21) days, he has done so with the express understanding that he has been given and declined the opportunity to consider this Agreement for a full twenty one (21) days, and waives the balance of the twenty-one (21) day period.

(e)   He may revoke this Agreement at any time during the seven (7) days following the date of execution of this Agreement by providing written notice to an authorized representative of the Company, and this Agreement shall not become effective or enforceable until such revocation period has expired. Executive understands that if he revokes this Agreement, he shall not be entitled to any of the benefits provided by this Section 2 of this Agreement.

7.   California Section 1542 Waiver. Executive acknowledges that he has read the provisions of California Civil Code Section 1542, which provides as follows:

> **A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known to him or her must have materially affected his or her settlement with the debtor.**

and that he expressly waives, relinquishes and forfeits all rights and benefits accorded by the provisions of California Civil Code Section 1542 with respect to the Released Matters.

8. <u>Executive Representations</u>. Executive warrants and represents that (a) he has not initiated any adversarial proceedings of any kind against the Company or any other Releasee, (b) he has been paid all compensation, wages, bonuses, commissions, and/or benefits to which he may be entitled and no other compensation, wages, bonuses, commissions and/or benefits are due to him, except as described in this Agreement, (c) he has no known workplace injuries or occupational diseases and has been provided and/or has not been denied any leave requested under the Family and Medical Leave Act or the California Family Rights Act, and (d) on or before the Termination Date, Executive will return to the Company all Company property in his possession.

9. <u>No Assignment</u>. Executive warrants and represents that no portion of any of the Released Matters, and no portion of any recovery or settlement to which Executive might be entitled, has been assigned or transferred to any other person, firm or corporation not a party to this Agreement, in any manner, including by way of subrogation or operation of law or otherwise. If any claim, action, demand or suit should be made or instituted against the Company or any affiliate of the Company because of any such purported assignment, subrogation or transfer, Executive agrees to indemnify and hold harmless the Company or any affiliate of the Company against such claim, action, suit or demand, including necessary expenses of investigation, attorneys' fees and costs.

12. <u>Miscellaneous</u>. This Agreement is the entire agreement between the parties with regard to the subject matter hereof. The Company and Executive acknowledge that the termination of the Executive's employment with the Company is intended to constitute a separation from service for purposes of Section 409A of the Internal Revenue Code of 1986, as amended, and the related treasury regulations promulgated thereunder. Executive acknowledges that there are no other agreements, written, oral or implied, and that he may not rely on any prior negotiations, discussions, representations or agreements. This Agreement may be modified only in writing, and such writing must be signed by both parties and recited that it is intended to modify this Agreement. This Agreement will bind the heirs, personal representatives, successors and assigns of both Executive and the Company, and inure to the benefit of both Executive and the Company and their heirs, successors and assigns. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question will be modified by the court so as to be rendered enforceable insofar as possible under applicable law. This Agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of California without regard to conflicts of law principles. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

(Signature page follows)

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date indicated next to their respective signatures below.

EXECUTIVE

Date: September 12, 2008

/s/ Leiv Lea
_____

Leiv Lea

PHARMACYCLICS, INC.

Date: September 15, 2008

By: /s/ Robert W. Duggan
_____

Robert W. Duggan

Its: Chairman and Interim CEO